UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES

PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Republic First Bancorp, Inc.	23-2486815	0-17007

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
50 S. 16th Street, Suite 2400		Philadelphia	PA	19102	AREA CODE	NUMBER
					215	735-4422

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET	CITY	STATE	ZIP CODE
Harris Wildstein	Director	50 S. 16th Street, Suite 2400	Philadelphia	PA	19102

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Oppenheimer & Co Inc. 14 East Court Street Doylestown, PA 18901		50,000	$117,500.00	59,400,000	10/22/2020	Nasdaq

INSTRUCTIONS:

1.	(a) Name of issuer	3.	(a) Title of the class of securities to be sold
	(b) Issuer’s I.R.S. Identification Number		(b) Name and address of each broker through whom the securities are intended to be sold
	(c) Issuer’s S.E.C. file number, if any		(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d) Issuer’s address, including zip code		(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e) Issuer’s telephone number, including area code		(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, asshown by the most recent report or statement published by the issuer
2.	(a) Name of person for whose account the securities are to be sold		(f) Approximate date on which the securities are to be sold
	(b) Such person’s relationship to the issuer (e.g., officer, director, 10%stockholder, or member of immediate family of any of the foregoing)		(g) Name of each securities exchange, if any, on which the securities are intended to be sold
(c) Such person’s address, including zip code
(d) Such person’s address, including zip code

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common stock	11/25/97	Open Market Purchase	Open Market Purchase	5,901	11/25/97	Cash
Common stock	1/28/98	Open Market Purchase	Open Market Purchase	94,	1/28/98	Cash
Common stock	1/28/98	Open Market Purchase	Open Market Purchase	4,127	1/28/98	Cash
Common stock	1/28/98	Open Market Purchase	Open Market Purchase	1,966	1/28/98	Cash
Common stock	1/28/98	Open Market Purchase	Open Market Purchase	5,901	1/28/98	Cash
Common stock	1/28/98	Open Market Purchase	Open Market Purchase	391	1/28/98	Cash
Common stock	1/29/98	Open Market Purchase	Open Market Purchase	588	1/29/98	Cash
Common stock	3/17/05	Open Market Purchase	Open Market Purchase	2,032	3/17/05	Cash
Common stock	7/24/07	Open Market Purchase	Open Market Purchase	1,000	7/24/07	Cash
Common stock	7/24/07	Open Market Purchase	Open Market Purchase	200	7/24/07	Cash
Common stock	7/24/07	Open Market Purchase	Open Market Purchase	1,000	7/24/07	Cash
Common stock	7/25/07	Open Market Purchase	Open Market Purchase	400	7/25/07	Cash
Common stock	7/27/07	Open Market Purchase	Open Market Purchase	400	7/27/07	Cash
Common stock	8/1/07	Open Market Purchase	Open Market Purchase	1,000	8/1/07	Cash
Common stock	8/6/07	Open Market Purchase	Open Market Purchase	491	8/6/07	Cash
Common stock	8/16/07	Open Market Purchase	Open Market Purchase	509	8/16/07	Cash
Common stock	10/24/07	Open Market Purchase	Open Market Purchase	20,000	10/24/07	Cash
Common stock	12/3/07	Open Market Purchase	Open Market Purchase	100	12/3/07	Cash
Common stock	12/4/07	Open Market Purchase	Open Market Purchase	900	12/4/07	Cash
Common stock	12/6/07	Open Market Purchase	Open Market Purchase	1,000	12/6/07	Cash
Common stock	12/6/07	Open Market Purchase	Open Market Purchase	1,000	12/6/07	Cash
Common stock	12/18/07	Open Market Purchase	Open Market Purchase	569	12/18/07	Cash
Common stock	12/21/07	Open Market Purchase	Open Market Purchase	431	12/21/07	Cash

INSTRUCTIONS:  If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to  the person for whose account the securities are to be sold but also as to all other persons included  in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:  The person for whose account the securities to which this notice relates are to be sold  hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publiclydisclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

10/29/20	/s/ Harris Wildstein
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION:  Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)